Delisting Determination,The Nasdaq Stock Market, LLC,
June 5, 2013, Wireless Ronin Technologies, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Wireless Ronin Technologies, Inc. (the Company), effective at the opening of the trading session on June 17, 2013. Based on review of information provided by the Company, Nasdaq Staff determined that the Company's common stock no longer qualified for listing on the Exchange pursuant to Listing Rule 5550(b).
The Company was notified of the Staffs determination on May 22, 2013. The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on May 31, 2013.